

Mail Stop 4631

May 29, 2018

Via E-mail
Ms. Jan A. Bertsch
Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551

   Re: Owens-Illinois, Inc.
     Form 10-K for the Year Ended December 31, 2017
     Filed February 14, 2018
     Form 10-Q for the Quarter Ended March 31, 2018
     Filed April 24, 2018
     File No. 1-9576

     Owens-Illinois Group Inc.
     Form 10-K for the Year Ended December 31, 2017
     Filed February 14, 2018
     Form 10-Q for the Quarter Ended March 31, 2018
     Filed April 24, 2018
     File No. 33-13061-01

Dear Ms. Bertsch:

   We have reviewed your May 17, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2018 letter.

Owens-Illinois, Inc. Form 10-K for the year ended December 31, 2017

General

1.   You state on page 1 of the 10-K that your largest customers include Coca-Cola. In a
        publicly available letter to the Commission dated June 3, 2015 Coca-Cola states that it
        has bottlers in Sudan and Syria through which its products are sold in Sudan and Syria.
        More recently, Coca-Cola states on page 16 of its 10-K filed February 23, 2018 that
        changes in "U.S. trade sanctions against countries designated by the U.S. government as
        state sponsors of terrorism…could make it impossible for [Coca-Cola] to continue to
        make sales to bottlers in such countries." North Korea, Sudan and Syria are designated
        by the Department of State as state sponsors of terrorism, and are subject to U.S.
        economic sanctions and/or export controls.

        Please describe to us the nature and extent of any past, current, and anticipated contacts
        with North Korea, Sudan and Syria, whether through subsidiaries, affiliates, distributors,
        partners, customers, joint ventures or other direct or indirect arrangements.

Owens-Illinois, Inc. Form 10-Q for the Quarter Ended March 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 30

Cash Flows, page 31

2.   We note your response to prior comment 3, indicating that lower factoring resulted in
        receivables increasing at a higher rate than sales in 1Q18. It appears to us that your days
        sales outstanding, both as reported and adjusted for factored receivables, have increased
        in recent periods. Given this noted negative trend, we continue to believe you should:
        more fully address the underlying reasons for increases in receivables, including the
        impact of factored receivables; consider presenting and discussing financial measures,
        such as days sales outstanding; and address the standard payment terms for your
        receivables.

Owens-Illinois Group, Inc. Form 10-K for the year ended December 31, 2017

3.   Please also address the above comments in your filings for Owens-Illinois Group, Inc. as
        appropriate.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell at (202) 551-3772 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Jay Ingram at (202)551-3397 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction